Mail Stop 3561

June 5, 2006

Mr. William E. Chiles
President and Chief Executive Officer
Bristow Group Inc.
Suite 1700
2000 W. Sam Houston Parkway South
Houston, Texas 77042

> **Re: Bristow Group Inc.**
> **Form 10-K for the year ended March 31, 2005**
> **Form 10-Q for the quarterly period ended September 30, 2005**
> **Form 10-Q for the quarterly period ended December 31, 2005**
> **File No. 001-31617**

Dear Mr. Chiles:

We have reviewed your response letter dated May 5, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

I – Acquisition, page 87

1. We have reviewed your response to our prior comment number 9, but we do not
    believe that your response has fully addressed the concerns raised in our
    comment. Please tell us and disclose in the footnotes to your financial statements
    the nature of the option agreement which required another shareholder of
    Aviashelf to give you a power of attorney under which you vote the shares
    attributable to their ownership interest in Aviashelf. Your response should
    include a discussion of the details of the option agreement including, but not
    limited to:

    - Why another shareholder has granted you their voting rights with respect to
      Aviashelf.
    - Whether your company has exchanged anything in return for the additional
      voting rights, and the nature of the exchange, if applicable.
    - A discussion of any rights granted to the aforementioned shareholder under
      the option agreement.
    - Whether you have received other consideration, in addition to the
      supplemental voting rights, in connection with the option agreement.
    - Whether there is a relationship between your company and the shareholder
      who has granted you the additional voting rights.

    In addition, please tell us the nature of any of your other material agreements held
    with the shareholder. We may have further comment upon receipt of your
    response.

J – Related Parties, page 90

2. We have reviewed your response to our prior comment number 10, but we
    continue to believe that your disclosures in Note J to your financial statements
    should be expanded to clarify your accounting treatment for your put/call
    agreement with the other investors of Bristow. For example, please expand Note
    J and/or your significant accounting policies footnote to specifically disclose the
    following provisions of your put/call agreement:

- The put/call price under your agreement is based upon the amount of the original share capital invested by the other investors of Bristow plus any amounts accrued under their guaranteed return.
- The ultimate return to the other investors of Bristow is fixed at their original share capital investment plus their guaranteed return; and therefore, the guaranteed return is accrued in both the income statement and the balance sheet as minority interest.
- Any prepayments of the other shareholders' guaranteed return reduce the minority interest balance carried on the balance sheet.
- Under the put/call agreement, the other investors of Bristow would not bear any of the economic risk if the financial condition or results of operations of Bristow were to deteriorate.
- Any other information that would further clarify your accounting and/or the details of the put/call arrangement between your company and the other investors in Bristow.

In addition, please disclose i) the guaranteed return factor(s) under the put and call provisions of your agreement and ii) the amount of guaranteed return that has not been prepaid at each balance sheet date and is therefore reported in the balance sheet as minority interest.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Item 1. Financial Statements

Note E – Commitments and Contingencies

Hurricanes Katrina and Rita, Page 16

3. We have reviewed your response to our prior comment number 17 in which you explain your rationale for recognizing $2.9 million of anticipated insurance recoveries in your financial statements in the quarterly period ended September 30, 2005. Please revise the notes to your financial statements in future filings to explain your basis for your conclusion that the recovery of $2.9 million of anticipated insurance proceeds is probable and that recognition of the related gain of $0.3 million during the period is appropriate.

Form 10-Q for the quarterly period ended December 31, 2005

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 47

4. We have reviewed your response to our prior comment number 19, but we do not believe that your response has fully addressed the concerns raised in our comment. Due to the material impact to net income which resulted from the reversal of your income tax contingency reserves, please discuss i) the amount of the income tax contingency reserves that were reversed, ii) the factors which contributed to the reversal of these income tax reserves, and iii) the timing of the reversal of these tax reserves in MD&A in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief